SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated December 12, 2003.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Nortel Inversora S.A.

December 12, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:	Information about the article 3° of Chapter XXI of the Rules

I am writing you on behalf of Nortel Inversora S.A. (“Nortel”) to inform you that yesterday “Nortel” was notified by the Secretariat of Communications that it has issued Resolution N° 111 dated December 10, 2003, released on December 11, 2003, pursuant to which it has authorized:

1.	the shareholders of the Company’s holding company Nortel Inversora S.A. (“Nortel”) to make a capital contribution with all of their ordinary Class A and B shares of Nortel to Sofora Telecomunicaciones S.A. (“Sofora”);

2.	France Cables et Radio y Atlas Belgium Services S.A. to transfer its ownership interest in 48% of the total share capital of Sofora to W de Argentina – Inversiones S.L.;

3.	Telecom Italia Group to be the exclusive operator of Telecom Argentina STET-France Telecom S.A, and

4.	Telecom Argentina STET-France Telecom S.A to change its name to Telecom Argentina S.A.

The authorization of the Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia) is still pending.

Sincerely,

p/Nortel Inversora S.A.

María Elvira Cosentino

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	December 15, 2003	By:	/s/ Maria Elvira Cosentino
			Name:	Maria Elvira Cosentino
			Title:	General Manager and Sole Officer